SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 333-114564


                           NOTIFICATION OF LATE FILING

|_| Form 10-K          |_| Form 11-K         |_| Form 20-F         |X| Form 10-Q
|_| Form N-SAR

      For Period Ended: March 31, 2008

|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ------------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     China Carbon Graphite Group, Inc.

Address of principal executive office       c/o Xinghe Xingyong Carbon Co., Ltd.
City, state and zip code                    787 Xicheng Wai, Chengguantown
                                            Xinghe County, Inner Mongolia, China

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

      |     (a)    The reasons described in reasonable detail in Part III of
      |            this form could not be eliminated without unreasonable
      |            effort or expense;
      |     (b)    The subject annual report, semi-annual report, transition
      |            report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion
      |            thereof will be filed on or before the 15th calendar day
|X|   |            following the prescribed due date; or the subject quarterly
      |            report or transition report on Form 10-Q, or portion
      |            thereof will be filed on or before the fifth calendar day
      |            following the prescribed due date; and
      |     (c)    The accountant's statement or other exhibit required by
      |            Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Donghai Yu, Chief Financial Officer, 86 474-7209723

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Form 10-QSB for the corresponding period for the prior year covered the operations of Achievers Magazine, Inc., which was a so-called blank shell corporation. The Form 10-Q for the quarter ended March 31, 2008 will reflect the operations of Xinghe Xingyong Carbon Co., Ltd. ("Xinghe Carbon") and its subsidiary and affiliated companies for the quarter ended March 31, 2008. The balance sheet of Xinghe Carbon at December 31, 2007 and 2006 and the statements of operations, stockholders' equity and cash flows for the two years in the period ended December 31, 2007 were filed in our Form 10-KSB for the year ended December 31, 2007.

                        China Carbon Graphite Group, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2008                          By: /s/ Donghai Yu
                                               ---------------------------------
                                            Name: Donghai Yu
                                            Title: Chief Financial Officer